[ Janus Letterhead ]

March 10, 2015

VIA EDGAR

Mr. Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 207

Dear Mr. Parachkevov:

On behalf of the Registrant and its underlying series, INTECH U.S. Managed Volatility Fund (the “Fund”), the purpose of this letter is to respond to your comments made by telephone on December 8, 2014 with respect to the Registrant’s Post-Effective Amendment No. 207 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on October 21, 2014. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses to Staff comments are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.

2.	Staff Comment: The Staff noted that the Fund’s fee table was incomplete and asked the Registrant to supplementally explain why Other Expenses would be estimated.

Response: As discussed, the fee table filed with the 485(a) filing was not updated due to the fact that, at the time of the filing, the Fund’s estimated expenses for Class D Shares were not yet available. The Registrant further notes that Item 3 of Form N-1A, which discusses the presentation of information for a new series, provides in Instruction 6(a) that Other Expenses are to be estimated on amounts for the current fiscal year with a corresponding footnote disclosing that “Other Expenses” are so estimated. Because a new share class, like a new series, would not have fee and expense information to present for the prior fiscal year because it did not exist, Instruction 6(a) of Item 3 reasonably applies to a new share class.

3.	Staff Comment: With respect to the Fund’s principal investment strategy to invest at least 80% of its net assets in common stocks, the Staff requested that the Registrant add disclosure noting the Fund’s policy of borrowing for investment purposes in the stated 80% policy.

Response: The Registrant acknowledges the Staff’s comment and will consider revising this disclosure in connection with the Fund’s next annual update.

4.	Staff Comment: The Staff requested that the Registrant consider revisions to the disclosure regarding the Fund’s quantitative strategy in light of the plain English requirements under Rule 421(d) of the Securities Act of 1933, as amended.

Response: The Registrant believes that the above-referenced disclosure is in plain English as written. Descriptions of quantitative investment methodologies, such as those used by the Fund, are commonly used by funds that employ such a methodology.

5.	Staff Comment: The Staff asked the Registrant to confirm whether derivatives are part of the Fund’s principal investment strategy.

Response: The Registrant confirms that derivatives are not part of the Fund’s principal investment strategy.

6.	Staff Comment: The Staff noted the inclusion of real estate securities risk disclosure in the Principal Investment Risks section and asked if the Fund would concentrate its investments in real estate investment trusts.

Response: The Registrant acknowledges the comment and confirms that it is not anticipated that the Fund’s investment strategy would result in a concentration in these types of investments. The Registrant confirms that to the extent real estate-related securities are included in the Fund’s benchmark index, the Fund’s investments in these types of securities may exceed 5% of the Fund’s net assets. Accordingly, the Registrant believes that it is appropriate to include a discussion of the risks of investing in real estate securities in the Principal Investment Risks section.

7.	Staff Comment: The Staff asked the Registrant to add a statement to the Tax Information disclosure found in the summary section of the Prospectus noting that a withdrawal from a tax-deferred arrangement may be considered a taxable event.

Response: The Registrant acknowledges the comment and confirms the disclosure has been updated as appropriate.

8.	Staff Comment: The Staff noted that the Registrant included disclosure related to certain risks (e.g., derivatives risk, foreign exposure risks, industry risk) in the statutory prospectus, and asked the Registrant to explain how this disclosure is consistent with Item 9 of Form N-1A if not part of the Fund’s principal investment strategy.

Response: The Registrant notes that, in pursuing its investment strategy, the Fund invests in a wide variety of securities, and the composition of its investment portfolio changes periodically. It is therefore necessary that the disclosure in the statutory prospectus cover the risks related to the Fund’s principal investment strategies, as well as the risks of any other strategies reasonably anticipated to be borne by the Fund at any point in time. To the extent that further differentiation between the Fund’s principal and non-principal investment risks is needed, the Registrant notes that the Fund’s principal investment risks are set forth in the Principal Investment Risks section of the Prospectus.

9.	Staff Comment: With respect to the Industry Risk disclosure in the statutory prospectus, the Staff asked the Registrant to consider expanding this disclosure to add more specificity with respect to the industries in which the Fund may invest.

Response: The Registrant has reviewed the above-referenced disclosure and notes that it is intended to address a broad range of industries. Accordingly, the Registrant has not made any changes to this disclosure.

10.	Staff Comment: The Staff inquired whether there is a specific benchmark used in connection with the compensation structure reflected in the SAI for the Fund’s investment personnel.

Response: The Registrant confirms that INTECH Investment Management LLC, the Fund’s subadviser, does not utilize a specific benchmark for compensation purposes and instead utilizes subjective measures as described in the SAI.

11.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.

Richard C. Noyes, Esq.

Donna Brungardt

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